Exhibit 12.1

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

The following table sets forth our ratio of earnings to fixed charges for each of the periods indicated (in thousands):

	Year Ended December 31,
	2004	2003	2002	2001	2000
Earnings:
Net loss	$(27,637)	$(22,698)	$(37,173)	$(44,928)	$(19,851)
Fixed charges	5,661	3,584	1,391	1,125	1,366
Less: Interest Capitalized	—	—	—	—	—

Total Earnings:	$(21,976)	$(19,114)	$(35,782)	$(43,803)	$(18,485)

Fixed Charges:
Interest expense	4,463	2,460	280	322	131
Portion of rent expense representative of interest	1,198	1,124	1,111	803	263
Preferred stock dividends	—	—	—	—	972

Total Fixed Charges	$5,661	$3,584	$1,391	$1,125	$1,366

Ratio of earnings to fixed charges (1)	—	—	—	—	—

(1)	For purposes of computing the ratio of earnings to fixed charges, earnings consist of net loss plus fixed charges. Fixed charges consist of interest expense, amortization of debt expense and discount or premium related to indebtedness, whether expensed or capitalized, and that portion of rental payments under operating leases we believe to be representative of interest. Earnings were insufficient to cover fixed charges for these periods. The amount of the coverage deficiency was $18,485, $43,803, $35,782, $19,114 and $21,976 for the years ended December 31, 2000, 2001, 2002, 2003 and 2004, respectively.